

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2024

Dong Li
Chief Financial Officer
TH International Limited
2501 Central Plaza
227 Huangpi North Road
Shanghai, People's Republic of China 200003

> **Re: TH International Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2023**
> **File No. 001-41516**

Dear Dong Li:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services